GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue, New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
egallardo@gibsondunn.com
February 13, 2009
Direct Dial
212-351-3847
Fax No.
212-351-5245
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Preliminary Proxy Statement on Schedule 14A of Tennenbaum Capital Partners, LLC pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934
Ladies and Gentlemen:
     We transmit herewith via electronic transmission, for filing, pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, the Preliminary Proxy Statement and related proxy card on Schedule 14A (the “Proxy Statement”) of Tennenbaum Capital Partners, LLC (“TCP”). The Proxy Statement is to be used in connection with the annual meeting of stockholders (the “Annual Meeting”) of Online Resources Corporation (the “Company”). At the Annual Meeting, TCP will seek to elect to the board of directors of the Company a slate of three nominees as Class II directors.
     Please contact me if you have any questions or comments concerning the materials being transmitted herewith.

Sincerely,

/s/ Eduardo Gallardo Eduardo Gallardo
Enclosures